Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2017 Financial Results

Net Revenues1 in 2017 Increased by 53.3% Year-Over-Year

Gross Profit in 2017 Increased by 80.9% Year-Over-Year

NANJING, China, March 14, 2018 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Highlights for the Fourth Quarter of 2017

•	Net revenues in the fourth quarter of 2017 were RMB469.9 million (US$72.2 million2), an increase of 46.1% year-over-year when compared with Non-GAAP[3] net revenues in the fourth quarter of 2016.
•	Gross profit in the fourth quarter of 2017 was RMB235.2 million (US$36.1 million), an increase of 39.6% year-over-year when compared with Non-GAAP gross profit in the fourth quarter of 2016.

Highlights for the Fiscal Year 2017 and Recent Development

•	Net revenues in 2017 were RMB2.2 billion (US$336.9 million), an increase of 53.3% year-over-year when compared with Non-GAAP net revenues in 2016.
•	Gross profit in 2017 was RMB1.2 billion (US$179.5 million), an increase of 80.9% year-over-year when compared with Non-GAAP gross profit in 2016.
•	Operating expenses were RMB2.1 billion (US$315.3 million) in 2017, a decrease of 34.6% year-over-year from 2016.
•	Net loss was RMB771.3 million (US$118.6 million) in 2017, compared to a net loss of RMB2.4 billion in 2016.
•	As of February 28, 2018, Tuniu had 14 local tour operators in total, among which 12 are located in China[4] and 2 are located overseas[5].

1 The section below entitled "Comparison of Revenues" provides information for the comparison between revenues, cost of revenues and gross profit for the fourth quarter and fiscal year of 2017 and the relevant Non-GAAP adjusted data for corresponding periods in 2016.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.5063 on December 29, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

3 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and Non-GAAP Results" at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

4 The 12 local tour operators are located in Beijing, Xiamen, Wuyishan, Guilin, Nanning, Changsha, Zhangjiajie, Xi’an, Luoyang, Nanjing, Guiyang and Haikou in China.

5 The 2 local tour operators are located in Japan and Thailand.

Comparison of Revenues

We adopted ASC 606 new revenue standard effective January 1, 2017 by applying the full retrospective method. To increase comparability of operating results and help investors better understand our business performance and operating trends, we have provided the following comparison between revenues, cost of revenues and gross profit for the fourth quarter and fiscal year of 2017 and the relevant Non-GAAP adjusted data for corresponding periods in 2016:

(in thousands RMB)	Quarter Ended December 31, 2016	Quarter Ended December 31, 2017	% of change	Year Ended December 31, 2016	Year Ended December 31, 2017	% of change
Revenues
Packaged tours	219,460	290,054	32.2%	1,061,299	1,589,353	49.8%
Others	102,263	179,832	75.9%	386,283	602,747	56.0%
Total revenues	321,723	469,886	46.1%	1,447,582	2,192,100	51.4%
Net revenues	321,723	469,886	46.1%	1,430,275	2,192,100	53.3%
Cost of revenues	(153,261)	(234,733)	53.2%	(784,540)	(1,024,206)	30.5%
Gross profit	168,462	235,153	39.6%	645,735	1,167,894	80.9%

Additional information regarding our Non-GAAP definition and reconciliations of GAAP and Non-GAAP results are provided at the end of this announcement.

Mr. Donald Dunde Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “2017 has been a year filled with achievements and milestones for Tuniu. We successfully expanded our own local tour operators on the service side and we continued to diversify our sales channels on the distribution side, which included opening offline retail stores throughout China. Going into 2018, we look forward to continuing the implementation of our core strategies of expanding our sales network, strengthening our service network and improving our technology network.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “For the full year 2017, Tuniu’s net revenues increased by 53.3% year-over-year while gross profit increased by 80.9% year-over-year. Tuniu has lowered overall user acquisition costs through the expansion of its sales network and improved online content. We have also improved product margins through direct procurement and local tour operators, and continue to offer more choices to our customers through our destination-based products. Combining these elements, we are able to optimize the lifetime value of customers on Tuniu.”

Fourth Quarter 2017 Results

Net revenues were RMB469.9 million (US$72.2 million) in the fourth quarter of 2017, representing a year-over-year increase of 46.1%, compared with Non-GAAP net revenues, from the corresponding period in 2016.

•	Revenues from packaged tours, which are mainly recognized on a net basis, were RMB290.1 million (US$44.6 million) in the fourth quarter of 2017, representing a year-over-year increase of 32.2%, compared with Non-GAAP revenues from packaged tours, from the corresponding period in 2016. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB179.8 million (US$27.6 million) in the fourth quarter of 2017, representing a year-over-year increase of 75.9%, compared with Non-GAAP other revenues, from the corresponding period in 2016. The increase was primarily due to a rise in revenues generated from financial services and commission fees received from certain travel-related products.

Cost of revenues was RMB234.7 million (US$36.1 million) in the fourth quarter of 2017, representing a year-over-year increase of 53.2%, compared with Non-GAAP cost of revenues, from the corresponding period in 2016. As a percentage of net revenues, cost of revenues was 50.0% in the fourth quarter of 2017, compared to 47.6% as a percentage of Non-GAAP net revenues in the corresponding period in 2016.

Gross profit was RMB235.2 million (US$36.1 million) in the fourth quarter of 2017, representing a year-over-year increase of 39.6%, compared with Non-GAAP gross profit, from the corresponding period in 2016. The increase in gross profit was primarily due to improved economies of scale and optimized supply chain management.

Operating expenses were RMB456.0 million (US$70.1 million) in the fourth quarter of 2017, representing a year-over-year decrease of 40.2% from the corresponding period in 2016. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB54.0 million (US$8.3 million) in the fourth quarter of 2017. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB402.0 million (US$61.8 million) in the fourth quarter of 2017, representing a year-over-year decrease of 42.9%.

•	Research and product development expenses were RMB111.2 million (US$17.1 million) in the fourth quarter of 2017, representing a year-over-year decrease of 34.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.7 million (US$0.3 million), were RMB109.4 million (US$16.8 million) in the fourth quarter of 2017, representing a year-over-year decrease of 34.9% from the corresponding period in 2016. Research and product development expenses as a percentage of net revenues were 23.7% in the fourth quarter of 2017, decreasing from 52.9% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and implementation of operation systems, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB193.7 million (US$29.8 million) in the fourth quarter of 2017, representing a year-over-year decrease of 51.3%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.4 million (US$5.3 million), were RMB159.3 million (US$24.5 million) in the fourth quarter of 2017, representing a year-over-year decrease of 56.5% from the corresponding period in 2016. Sales and marketing expenses as a percentage of net revenues were 41.2% in the fourth quarter of 2017, decreasing from 123.7% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB154.5 million (US$23.7 million) in the fourth quarter of 2017, representing a year-over-year decrease of 24.8%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB17.9 million (US$2.7 million), were RMB136.6 million (US$21.0 million) in the fourth quarter of 2017, representing a year-over-year decrease of 24.5% from the corresponding period in 2016. General and administrative expenses as a percentage of net revenues were 32.9% in the fourth quarter of 2017, decreasing from 63.9% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and optimization of administrative personnel.

Loss from operations was RMB220.8 million (US$33.9 million) in the fourth quarter of 2017, compared to a loss from operations of RMB588.2 million in the fourth quarter of 2016. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB166.7 million (US$25.6 million) in the fourth quarter of 2017.

Net loss was RMB186.1 million (US$28.6 million) in the fourth quarter of 2017, compared to a net loss of RMB567.9 million in the fourth quarter of 2016. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB132.0 million (US$20.3 million) in the fourth quarter of 2017.

Net loss attributable to ordinary shareholders was RMB184.9 million (US$28.4 million) in the fourth quarter of 2017, compared to a net loss attributable to ordinary shareholders of RMB561.1 million in the fourth quarter of 2016. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB130.7 million (US$20.1 million) in the fourth quarter of 2017.

As of December 31, 2017, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.7 billion (US$562.6million).

Fiscal Year 2017 Results

Net revenues were RMB2.2 billion (US$336.9 million) in 2017, representing a year-over-year increase of 53.3%, compared with Non-GAAP net revenues in 2016.

•	Revenues from packaged tours, which are mainly recognized on a net basis, were RMB1.6 billion (US$244.3 million) in 2017, representing a year-over-year increase of 49.8%, compared with Non-GAAP revenues from packaged tours in 2016. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB602.7 million (US$92.6 million) in 2017, representing a year-over-year increase of 56.0%, compared with Non-GAAP other revenues in 2016. The increase was primary due to a rise in revenues generated from financial services and commission fees received from certain travel-related products.

Cost of revenues was RMB1.0 billion (US$157.4 million) in 2017, representing a year-over-year increase of 30.5%, compared with Non-GAAP cost of revenues in 2016. As a percentage of net revenues, cost of revenues was 46.7% in 2017, compared to 54.9% as a percentage of Non-GAAP net revenues in 2016.

Gross profit was RMB1.2 billion (US$179.5 million) in 2017, representing a year-over-year increase of 80.9%, compared with Non-GAAP gross profit in 2016. The increase in gross profit and gross margin was primarily due to improved economies of scale, increased operational efficiency and optimized supply chain management.

Operating expenses were RMB2.1 billion (US$315.3 million) in 2017, representing a year-over-year decrease of 34.6% from 2016. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB239.1 million (US$36.8 million) in 2017. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB1.8 billion (US$278.5 million) in 2017, representing a year-over-year decrease of 37.8%.

•	Research and product development expenses were RMB541.1 million (US$83.2 million) in 2017, representing a year-over-year decrease of 10.0%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB8.5 million (US$1.3 million), were RMB532.7 million (US$81.9 million) in 2017, representing a year-over-year decrease of 10.3% from 2016. Research and product development expenses as a percentage of net revenues were 24.7% in 2017, decreasing from 42.0% as a percentage of Non-GAAP net revenues in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and implementation of operation systems, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB894.1 million (US$137.4 million) in 2017, representing a year-over-year decrease of 52.9%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB138.3 million (US$21.3 million), were RMB755.8 million (US$116.2 million) in 2017, representing a year-over-year decrease of 57.3% from 2016. Sales and marketing expenses as a percentage of net revenues were 40.8% in 2017, decreasing from 132.9% as a percentage of Non-GAAP net revenues in 2016. The decrease was primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB637.8 million (US$98.0 million) in 2017, representing a year-over-year decrease of 3.2%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB92.4 million (US$14.2 million), were RMB545.4 million (US$83.8 million) in 2017, representing a year-over-year decrease of 4.4% from 2016. General and administrative expenses as a percentage of net revenues were 29.1% in 2017, decreasing from 46.1% as a percentage of Non-GAAP net revenues in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and optimization of administrative personnel.

Loss from operations was RMB883.4 million (US$135.8 million) in 2017, compared to a loss from operations of RMB2.5 billion in 2016. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB643.2 million (US$98.9 million) in 2017.

Net loss was RMB771.3 million (US$118.6 million) in 2017, compared to a net loss of RMB2.4 billion in 2016. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB531.1 million (US$81.6 million) in 2017.

Net loss attributable to ordinary shareholders was RMB773.0 million (US$118.8 million) in 2017, compared to a net loss attributable to ordinary shareholders of RMB2.4 billion in 2016. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB532.8 million (US$81.9 million) in 2017.

Business Outlook

For the first quarter of 2018, Tuniu expects to generate RMB469.7 million to RMB488.0 million of net revenues, which represents 3% to 7% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on March 14, 2018, (8:00 pm, Beijing/Hong Kong Time, on March 14, 2018) to discuss the fourth quarter and fiscal year 2017 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982

Hong Kong:	800-905945

China:	4001-201203

International:	+1-412-902-4272

Conference ID: Tuniu 4Q 2017 Earnings Call

A telephone replay will be available one hour after the end of the conference through March 21, 2018. The dial-in details are as follows:

US:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code: 10117726

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 2,000,000 stock keeping units (SKUs) of packaged tours, covering over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided Non-GAAP information related to net revenue, cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to noncontrolling interests, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes adjustment on net basis and timing of revenue recognition as in 2017, share-based compensation expenses and amortization of acquired intangible assets. We believe that the Non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these Non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these Non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

A limitation of using Non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,085,236	484,101	74,405
Restricted cash	124,561	91,810	14,111
Short-term investments	3,603,497	3,084,634	474,100
Accounts receivable, net	235,673	286,627	44,054
Amounts due from related parties	390,330	171,331	26,333
Prepayments and other current assets	1,632,329	939,463	144,393
Yield enhancement products and accrued interest	449,528	31,337	4,816
Total current assets	7,521,154	5,089,303	782,212

Non-current assets
Long term investments	58,764	484,991	74,542
Property and equipment, net	177,817	148,278	22,790
Intangible assets, net	592,267	460,634	70,798
Goodwill	147,639	147,639	22,692
Yield enhancement products over one year and accrued interest	562,643	170,505	26,206
Other non-current assets	46,468	156,455	24,047
Long-term amounts due from related parties	64,902	-	-
Total non-current assets	1,650,500	1,568,502	241,075
Total assets	9,171,654	6,657,805	1,023,287

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	1,022,704	852,500	131,027
Amounts due to related parties	32,526	86,923	13,360
Salary and welfare payable	192,455	187,561	28,828
Taxes payable	11,619	32,036	4,924
Advances from customers	1,806,493	1,210,615	186,068
Accrued expenses and other current liabilities	589,288	373,690	57,435
Amounts due to the individual investors of yield enhancement products	871,914	177,971	27,354
Total current liabilities	4,526,999	2,921,296	448,996

Non-current liabilities	54,928	42,481	6,529
Total liabilities	4,581,927	2,963,777	455,525

Mezzanine equity
Redeemable noncontrolling interests	90,072	96,719	14,865

Shareholders' equity
Ordinary shares	242	248	38
Less: Treasury stock	(19,708)	(185,419)	(28,498)
Additional paid-in capital	8,855,991	9,013,793	1,385,395
Accumulated other comprehensive income	400,925	272,386	41,865
Accumulated deficit	(4,738,593)	(5,505,897)	(846,241)
Total Tuniu's shareholders' equity	4,498,857	3,595,111	552,559
Noncontrolling interests	798	2,198	338
Total Shareholders' equity	4,499,655	3,597,309	552,897
Total liabilities and shareholders' equity	9,171,654	6,657,805	1,023,287

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$

Revenues
Packaged tours	1,847,888	604,047	290,054	44,580
Others	105,505	202,038	179,832	27,640
Net revenues	1,953,393	806,085	469,886	72,220
Cost of revenues	(1,778,914)	(365,206)	(234,733)	(36,078)
Gross profit	174,479	440,879	235,153	36,142

Operating expenses
Research and product development	(170,123)	(123,974)	(111,151)	(17,084)
Sales and marketing	(398,095)	(224,808)	(193,696)	(29,771)
General and administrative	(205,500)	(165,874)	(154,490)	(23,745)
Other operating income	11,070	7,757	3,348	515
Total operating expenses	(762,648)	(506,899)	(455,989)	(70,085)
Loss from operations	(588,169)	(66,020)	(220,836)	(33,943)
Other income/(expenses)
Interest income	21,704	39,864	44,426	6,828
Foreign exchange gains/(losses), net	(1,702)	1,908	(2,009)	(309)
Other loss, net	(2,310)	(174)	(147)	(23)
Loss before income tax expense	(570,477)	(24,422)	(178,566)	(27,447)
Income taxes benefit /(expense)	2,610	(2,583)	(7,569)	(1,163)
Net loss	(567,867)	(27,005)	(186,135)	(28,610)
Net income/(loss) attributable to noncontrolling interests	(6,838)	609	(2,939)	(452)
Net income/(loss) attributable to redeemable noncontrolling interests	(34)	514	(93)	(14)
Net loss attributable to Tuniu Corporation	(560,995)	(28,128)	(183,103)	(28,144)
Accretion on redeemable noncontrolling interest	(106)	(1,177)	(1,757)	(270)
Net loss attributable to ordinary shareholders	(561,101)	(29,305)	(184,860)	(28,414)

Net loss	(567,867)	(27,005)	(186,135)	(28,610)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	141,523	(36,143)	(24,770)	(3,807)
Comprehensive loss	(426,344)	(63,148)	(210,905)	(32,417)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.48)	(0.08)	(0.48)	(0.07)
Net loss per ADS - basic and diluted*	(4.44)	(0.24)	(1.44)	(0.21)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,785,214	372,335,675	387,993,534	387,993,534

Share-based compensation expenses included are as follows:
Cost of revenues	276	228	230	35
Research and product development	1,709	2,005	1,324	203
Sales and marketing	419	545	201	31
General and administrative	23,657	28,451	17,089	2,627
Total	26,061	31,229	18,844	2,896

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$

Revenues
Packaged tours	10,147,148	1,589,353	244,279
Others	401,100	602,747	92,641
Total revenues	10,548,248	2,192,100	336,920
Less: Business and related taxes	(17,307)	-	-
Net revenues	10,530,941	2,192,100	336,920
Cost of revenues	(9,891,736)	(1,024,206)	(157,418)
Gross profit	639,205	1,167,894	179,502

Operating expenses
Research and product development	(601,402)	(541,126)	(83,170)
Sales and marketing	(1,900,397)	(894,148)	(137,428)
General and administrative	(658,790)	(637,795)	(98,027)
Other operating income	22,323	21,749	3,343
Total operating expenses	(3,138,266)	(2,051,320)	(315,282)
Loss from operations	(2,499,061)	(883,426)	(135,780)
Other income/(expenses)
Interest income	87,305	130,250	20,019
Foreign exchange losses, net	(9,734)	(2,394)	(368)
Other loss, net	(2,553)	(121)	(19)
Loss before income tax expense	(2,424,043)	(755,691)	(116,148)
Income taxes benefit /(expense)	1,711	(15,625)	(2,402)
Net loss	(2,422,332)	(771,316)	(118,550)
Net loss attributable to noncontrolling interests	(15,104)	(4,934)	(758)
Net income/(loss) attributable to redeemable noncontrolling interests	(34)	922	142
Net loss attributable to Tuniu Corporation	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interest	(106)	(5,725)	(880)
Net loss attributable to ordinary shareholders	(2,407,300)	(773,029)	(118,814)

Net loss	(2,422,332)	(771,316)	(118,550)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	233,900	(128,539)	(19,756)
Comprehensive loss	(2,188,432)	(899,855)	(138,306)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(6.45)	(2.04)	(0.31)
Net loss per ADS - basic and diluted*	(19.35)	(6.12)	(0.93)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	373,347,855	378,230,039	378,230,039

Share-based compensation expenses included are as follows:
Cost of revenues	891	1,075	165
Research and product development	5,702	6,864	1,055
Sales and marketing	1,390	1,650	254
General and administrative	84,436	89,086	13,692
Total	92,419	98,675	15,166

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Comparison with Non-GAAP data of corresponding periods

(All amounts in thousands, except per share information)

To increase comparability of operating results and help investors better understand our business performance and operating trends, we have provided the following comparison of certain GAAP financial information for the fourth quarter of 2017 with relevant Non-GAAP adjusted data for corresponding periods in 2016.

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$

Net revenues	321,723	806,085	469,886	72,220

Gross profit	168,462	440,879	235,153	36,142

Operating expenses	(704,048)	(506,899)	(455,989)	(70,085)

Loss from operations	(535,586)	(66,020)	(220,836)	(33,943)

Net loss	(515,284)	(27,005)	(186,135)	(28,610)

Net loss attributable to ordinary shareholders	(507,927)	(29,305)	(184,860)	(28,414)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.34)	(0.08)	(0.48)	(0.07)

Tuniu Corporation

Comparison with Non-GAAP data of corresponding periods

(All amounts in thousands, except per share information)

To increase comparability of operating results and help investors better understand our business performance and operating trends, we have provided the following comparison of certain GAAP financial information for the fiscal year of 2017 with relevant Non-GAAP adjusted data for corresponding periods in 2016.

	Year Ended	Year Ended
	December 31, 2016	December 31, 2017
	RMB	RMB

Net revenues	1,430,275	2,192,100

Gross profit	645,735	1,167,894

Operating expenses	(2,913,056)	(2,051,320)

Loss from operations	(2,267,321)	(883,426)

Net loss	(2,190,592)	(771,316)

Net loss attributable to ordinary shareholders	(2,175,560)	(773,029)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(5.83)	(2.04)

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2017
		Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenues	469,886	-	-	-	469,886
Cost of revenues	(234,733)	-	230	-	(234,503)

Research and product development	(111,151)	-	1,324	399	(109,428)
Sales and marketing	(193,696)	-	201	34,163	(159,332)
General and administrative	(154,490)	-	17,089	777	(136,624)
Other operating income	3,348	-	-	-	3,348
Total operating expenses	(455,989)	-	18,614	35,339	(402,036)

Loss from operations	(220,836)	-	18,844	35,339	(166,653)

Net loss	(186,135)	-	18,844	35,339	(131,952)

Net loss attributable to ordinary shareholders	(184,860)	-	18,844	35,339	(130,677)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.48)				(0.34)
Net loss per ADS - basic and diluted	(1.44)				(1.02)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	387,993,534				387,993,534

	Quarter Ended September 30, 2017
		Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenues	806,085	-	-	-	806,085
Cost of revenues	(365,206)	-	228	-	(364,978)

Research and product development	(123,974)	-	2,005	399	(121,570)
Sales and marketing	(224,808)	-	545	34,163	(190,100)
General and administrative	(165,874)	-	28,451	876	(136,547)
Other operating income	7,757	-	-	-	7,757
Total operating expenses	(506,899)	-	31,001	35,438	(440,460)

Loss from operations	(66,020)	-	31,229	35,438	647

Net income/(loss)	(27,005)	-	31,229	35,438	39,662

Net income/(loss) attributable to ordinary shareholders	(29,305)	-	31,229	35,438	37,362

Net income/(loss) per ordinary share*
-Basic	(0.08)				0.10
-Diluted	(0.08)				0.10
Net income/(loss) per ADS
-Basic	(0.24)				0.30
-Diluted	(0.24)				0.30
Weighted average number of ordinary shares
-Basic	372,335,675				372,335,675
-Diluted	372,335,675				380,259,980

	Quarter Ended December 31, 2016
		Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenues	1,953,393	(1,631,670)	-	-	321,723
Cost of revenues	(1,778,914)	1,625,377	276	-	(153,261)
					-
Research and product development	(170,123)	-	1,709	399	(168,015)
Sales and marketing	(398,095)	(2,718)	419	34,168	(366,226)
General and administrative	(205,500)	-	23,657	966	(180,877)
Other operating income	11,070	-	-	-	11,070
Total operating expenses	(762,648)	(2,718)	25,785	35,533	(704,048)

Loss from operations	(588,169)	(9,011)	26,061	35,533	(535,586)

Net loss	(567,867)	(9,011)	26,061	35,533	(515,284)

Net loss attributable to noncontrolling interests	(6,838)	(591)	-	-	(7,429)
Net loss attributable to ordinary shareholders	(561,101)	(8,420)	26,061	35,533	(507,927)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.48)				(1.34)
Net loss per ADS - basic and diluted	(4.44)				(4.02)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,785,214				378,785,214

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2017
		Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenues	2,192,100	-	-	-	2,192,100
Cost of revenues	(1,024,206)	-	1,075	-	(1,023,131)

Research and product development	(541,126)	-	6,864	1,596	(532,666)
Sales and marketing	(894,148)	-	1,650	136,652	(755,846)
General and administrative	(637,795)	-	89,086	3,273	(545,436)
Other operating income	21,749	-	-	-	21,749
Total operating expenses	(2,051,320)	-	97,600	141,521	(1,812,199)

Loss from operations	(883,426)	-	98,675	141,521	(643,230)

Net loss	(771,316)	-	98,675	141,521	(531,120)

Net loss attributable to ordinary shareholders	(773,029)	-	98,675	141,521	(532,833)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.04)				(1.41)
Net loss per ADS - basic and diluted	(6.12)				(4.23)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,230,039				378,230,039

	Year Ended December 31, 2016
		Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenues	10,530,941	(9,100,666)	-	-	1,430,275
Cost of revenues	(9,891,736)	9,106,597	891	(292)	(784,540)
					-
Research and product development	(601,402)	-	5,702	1,747	(593,953)
Sales and marketing	(1,900,397)	(8,027)	1,390	136,239	(1,770,795)
General and administrative	(658,790)	-	84,436	3,723	(570,631)
Other operating income	22,323	-	-	-	22,323
Total operating expenses	(3,138,266)	(8,027)	91,528	141,709	(2,913,056)

Loss from operations	(2,499,061)	(2,096)	92,419	141,417	(2,267,321)

Net loss	(2,422,332)	(2,096)	92,419	141,417	(2,190,592)

Net loss attributable to noncontrolling interests	(15,104)	-	-	-	(15,104)
Net loss attributable to ordinary shareholders	(2,407,300)	(2,096)	92,419	141,417	(2,175,560)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(6.45)				(5.83)
Net loss per ADS - basic and diluted	(19.35)				(17.49)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	373,347,855				373,347,855

*Basic net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.